Exhibit 21.1

Subsidiaries of the Registrant

Independence American Holdings Corp. (DE)
- Independence American Insurance Company (DE)
- IndependenceCare Holdings LLC (DE)
  - IndependenceCare Underwriting Services - Minneapolis, LLC (MN)
  - IndependenceCare Underwriting Administrators, LLC (MN)
  - IndependenceCare Underwriting Services - Tennessee, LLC (TN)
  - IndependenceCare Underwriting Services, LLC - Southwest (TX)
  - IndependenceCare Underwriting Services – MidAtlantic L.L.C.
- Risk Assessment Strategies, Inc. (DE)
  - IndependenceCare Management Corp. (DE)
- Voorhees Risk Management LLC